U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to                     ,

Commission file number: 001-34955

A.	Full title of the Plan:

AnchorBank, fsb Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the AnchorBank, fsb Retirement Plan (the “Plan”) and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013

Notes to Financial Statements

Supplemental Schedule

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2014	AnchorBank, fsb Retirement Plan

/s/ Ronald Osterholz
Ronald Osterholz
Plan Administrator

INDEX TO EXHIBITS

Number	Description

23.1	Consent of Wipfli, LLP, Independent Registered Accounting Firm.

AnchorBank, fsb

Retirement Plan

Madison, Wisconsin

Financial Statements and Supplemental Schedule

Year Ended December 31, 2013

AnchorBank, fsb

Retirement Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2013

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)	18

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

AnchorBank, fsb Retirement Plan

Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of AnchorBank, fsb Retirement Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in accordance with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income and Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 24, 2014

2501 West Beltline Highway, Suite 401

Madison, Wisconsin 53713

AnchorBank, fsb

Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Mutual funds	$34,788,661	$31,389,808
Common stock fund	—	126,869
Common/collective trust fund	2,463,405	2,051,952

Total assets	37,252,066	33,568,629

Liabilities:
Excess contributions payable	57,649	—
Accrued administrative expenses	13,191	12,875

Total liabilities	70,840	12,875

Net assets reflecting investments at fair value	37,181,226	33,555,754
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,596)	(41,741)

Net assets available for benefits	$37,166,630	$33,514,013

See accompanying Notes to Financial Statements.

AnchorBank, fsb

Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended Ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,193,891
Earnings on investments - Interest and dividends	942,280

Total investment income	7,136,171

Contributions:
Employer contributions	765,506
Participant deferrals	1,992,406
Participant rollovers	23,715

Total contributions	2,781,627

Total additions	9,917,798

Deductions from net assets attributed to:
Administrative expenses	109,656
Benefits paid to participants	6,155,525

Total deductions	6,265,181

Net increase in net assets available for benefits	3,652,617
Net assets available for benefits - At beginning of year	33,514,013

Net assets available for benefits - At end of year	$37,166,630

See accompanying Notes to Financial Statements.

AnchorBank, fsb

Retirement Plan

Notes to Financial Statements

Note 1	Plan Description

The following description of AnchorBank, fsb Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of AnchorBank, fsb and related entities, (collectively the “Employer”), who have completed 60 calendar days of employment. Participants may enter the Plan the first of the month after meeting the service requirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by participant pre-tax and after tax salary deferrals of up to 100% of eligible compensation, participant rollover contributions, and Employer discretionary matching and discretionary profit sharing contributions. In addition, employees over 50 years old can defer an additional $5,500 per plan year. Contributions are subject to certain limitations. During 2013, the Employer made matching contributions of 100% of the first 2% of participant deferral contributions and 50% of the next 2% of participant deferral contributions. Each eligible participant who has not elected to opt out of the Plan is automatically enrolled in the Plan at a deferral rate of 2% of pre-tax eligible compensation. Rollover contributions are not matched.

Vesting

Participants are immediately vested in their deferral and rollover contributions plus earnings thereon. A participant is vested in the Employer’s contributions and earnings thereon according to the following schedule:

Years of Service	Percent Vested
Less than two years	0
Two years	25
Three years	50
Four years	75
Five or more years	100

Notwithstanding the above vesting schedule, employer contributions are 100% vested upon death, disability, or the attainment of retirement age.

Participants who terminate for reasons other than death, disability, or retirement, and are less than fully vested, forfeit the nonvested portion of their account. Unallocated forfeitures totaled $643 and $8,106 at December 31, 2013 and 2012, respectively. Forfeitures may be used to pay any administrative expenses, reallocated to participants, or to reduce future employer contributions. Forfeitures from forfeited nonvested accounts totaling $27,366 were used to pay administrative expenses or reallocated to participants during the year ended December 31, 2013.

Participant Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of a common/collective trust fund and mutual funds. The Plan also allowed participants to invest in a common stock fund of the Employer. However, on August 12, 2013, Anchor BanCorp Wisconsin Inc. (ABCW) filed a voluntary petition for relief under provisions of Chapter 11 of the US Bankruptcy Code to implement a plan of reorganization in order to facilitate the restructuring of the ABCW and the recapitalization of AnchorBank, fsb. The Common Stock Fund investment offered by the Plan was comprised of ABCW Common Stock. As part of the reorganization, the shares of ABCW Common Stock were cancelled.

Each participant’s account is credited with: (a) salary deferrals and related-Employer discretionary matching contributions; (b) participant rollover contributions; (c) discretionary Employer profit sharing contributions; and (d) plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Upon termination of service, a participant may elect to receive either: (a) a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or (b) an annuity. In-service distributions are permitted to participants who have attained age 59 1⁄2.

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. U.S. generally accepted accounting principles require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the common/collective trust fund as well as the adjustment of the fully benefit-responsive portion of the common/collective trust fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 4 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2013 excess contributions to the applicable participants prior to March 15, 2014.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Employer. Other expenses are paid by the Plan. Investment related expenses are included in net appreciation in fair value of investments.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Note 3	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2013	2012
American Funds EuroPacific Growth Fund	$2,675,302	$2,454,964
American Funds Balanced Fund	5,028,093	4,857,701
Harbor Funds International Fund	1,999,370	1,775,336
Harbor Funds Capital Appreciation Fund	4,844,909	3,829,914
Hartford Funds Capital Appreciation Fund	***	3,812,815
J.P. Morgan Funds Mid Cap Value Fund	2,734,126	****
Morley Funds Stable Value Omnibus Fund **	2,448,809	2,010,211
MFS Funds Value Fund	2,898,530	2,234,993
Perkins Funds Mid Cap Value Fund	***	2,522,144
Pimco Funds Real Return Fund	*	1,716,745
Pimco Funds Total Return Fund	2,461,737	2,598,506
Schwab Funds S&P 500 Index Fund	6,516,264	1,906,272

*	The investment is less than 5% of the Plan’s net assets available for benefits for this year.
**	Investment shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.

***	Investment not offered by the Plan on December 31, 2013.
****	Investment not offered by the Plan on December 31, 2012.

During the year ended December 31, 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common stock fund	$(92,512)
Common/collective trust fund	20,428
Mutual funds	6,265,975

Total	$6,193,891

Note 4	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stock fund: The common stock fund was a unitized fund, which means that participants did not own shares of the Employer’s stock directly but rather owned an interest in the unitized fund. The fund consisted of the Employer’s common stock and a cash equivalent for liquidity purposes. The fund was valued using the quoted market price of stock, plus the value of any cash equivalent. The Plan owned the underlying assets of shares in the Employer’s common stock and the cash equivalent.

Common/collective trust fund: Valued at the net asset value (NAV) of shares held by the Plan at year-end as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end, which are quoted in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$7,476,426	$—	$—	$7,476,426
International	4,674,672	—	—	4,674,672
Value	5,632,656	—	—	5,632,656
Balanced	5,028,093	—	—	5,028,093
Blended	7,343,869	—	—	7,343,869
Bond	4,632,945	—	—	4,632,945

Total mutual funds	34,788,661	—	—	34,788,661

Common/collective trust fund - Stable Value	—	2,463,405	—	2,463,405

Total assets at fair value	$34,788,661	$2,463,405	$—	$37,252,066

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$5,576,385	$—	$—	$5,576,385
International	4,230,300	—	—	4,230,300
Value	5,344,287	—	—	5,344,287
Balanced	4,857,701	—	—	4,857,701
Blended	5,719,087	—	—	5,719,087
Bond	5,662,048	—	—	5,662,048

Total mutual funds	31,389,808	—	—	31,389,808

Common/collective trust fund - Stable value	—	2,051,952	—	2,051,952
Common stock fund	126,869	—	—	126,869

Total assets at fair value	$31,516,677	$2,051,952	$—	$33,568,629

The common/collective trust fund’s objective is to preserve capital and achieve a competitive level of income over time. To achieve this, the fund invests in instruments which are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this objective can be achieved. As of December 31, 2013 and 2012, there were no refundable commitments on the fund. The fund was able to be redeemed on a daily basis for the year ended December 31, 2013.

Note 5	Transactions With a Party-in-Interest

Certain plan investments were shares of ABCW common stock. The Plan had the following transactions with the Employer during the period ended September 27, 2013 at which time all remaining ABCW common stock was cancelled pursuant to the recapitalization.

Sales of stock:
Number of shares	300,895
Value of shares on transaction dates	$11,846

At December 31, 2013, there were no remaining shares held in the Plan and at December 31, 2012, the Plan held 300,895 shares of ABCW common stock.

Fees paid by the Plan during year ended December 31, 2013 to the third party administrator for administrative services rendered totaled $109,341 and were based on customary and reasonable rates for such services. Certain plan services are performed by or paid by the Employer. Certain plan investments were shares of common stock of the Employer. There were no dividends declared and paid on the Employer’s common stock during the year ended December 31, 2013. Certain plan investments are shares of a mutual fund managed by an affiliate of Charles Schwab Trust Company, the Plan’s custodian. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments as they are paid through revenue sharing, rather than a direct payment. These transactions qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29CPR 408(b) of the ERISA regulations.

Note 6	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their Employer contributions.

Note 7	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 10, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained by the IRS. The plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress. The plan is no longer subject to income tax examinations for years prior to the year ended March 31, 2010.

Note 8	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

AnchorBank, fsb

Retirement Plan

Employer ID #39 - 0129660, Plan #001

Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2013

	Description of Investment
Identity of Issuer,	Including Maturity Date,
Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par, or Maturity Value	Cost	Value
	Mutual Funds:
American Funds	54,564.592 units Europacific Growth Fund	**	$2,675,302
	205,900.603 units Balanced Fund	**	5,028,093
Franklin Templeton Mutual Funds	120,633.433 units U.S. Government Securities Fund	**	780,498
Harbor Funds	28,156.176 units International Fund	**	1,999,370
	85,463.197 units Capital Appreciation Fund	**	4,844,909
J.P. Morgan Funds	77,850.952 units Mid Cap Value Fund	**	2,734,126
MFS Funds	87,305.101 units Value Fund	**	2,898,530
Morgan Stanley Funds	36,213.673 units Institutional Mid Cap Growth Fund	**	1,640,841
Pimco Funds	126,773.920 units Real Return Fund	**	1,390,710
	230,284.146 units Total Return Fund	**	2,461,737
Royce Pennsylvania Funds	56,108.797 units Pennsylvania Mutual Svc Fund	**	827,605
Schwab Funds *	225,867.036 units S&P 500 Index Fund	**	6,516,264
Vanguard	23,049.708 units Small Cap Growth Index	**	990,676

	Total mutual funds	**	34,788,661

	Common/Collective Trust Fund:
Morley Funds	100,869.512 units Stable Value Omnibus Fund	**	2,448,809

	Total	**	$37,237,470

*	Party-in-interest
**	Cost information not required - Investments are participants-directed.

See Report of Independent Registered Public Accounting Firm